Mail Stop 3561

November 9, 2007

<u>Via U.S. Mail</u>

Richard A. Parlontieri
President and Chief Executive Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

> **Re:** **Speedemissions, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 16, 2007**
> **File No. 333-146733**

Dear Mr. Parlontieri:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus</u>

General

1. Please provide a reasonably detailed table of contents to the prospectus. Refer to Item 502(a) of Regulation S-B.

Cover

2. We note on the cover that the offering is for up to 40,652,438 shares of common stock. However, you state that the offering will terminate when all "40,652,436" shares are sold. We also note that the number of shares to be registered in the "Calculation of Registration Fee" table does not correspond to the amount disclosed throughout the prospectus. Please revise or explain the discrepancy.

Prospectus Summary, page 1

3. Please briefly describe how your business generates revenue. Please also include a paragraph to disclose your revenues, assets, and losses for the most recent audited period. This snapshot will help investors evaluate the disclosure as they read the filing.

4. We note your disclosure on page 2 and page 26 that your independent auditors have substantial doubt about your ability to continue as a going concern. Please provide this information in the forefront of the "Speedemissions, Inc." section of the summary.

The Offering, page 1

5. Please revise the second paragraph to say "sale" rather than "resale" and revise throughout the document accordingly.

6. We note your statement in the second paragraph under this heading that you will use any proceeds from the exercise of warrants to finance acquisitions, among other things. Please disclose whether any acquisitions are currently contemplated.

Risk Factors, page 2

7. Revise to include a risk factor discussing the fact that your near term growth is expected to be financed through debt and equity offerings and the attendant risks.

8. Please create a risk factor to disclose the conflicts of interest faced by your officers, directors and affiliates, as applicable. We note your disclosure that you

have exchanged promissory notes into common stock shares for services rendered by Calabria Advisors, LLC, an entity controlled by your CEO.

We have a limited operating history…upon which you may evaluate our performance, page 2

9. Where possible, please expand the disclosure to quantify your recent losses for the most recent audited period and your limited capital resources. Please revise the risk factor so that it specifically tailors to your business.

Because the vehicle emissions testing industry is highly competitive, we may lose customers and revenues to our competitors, page 4

10. Where possible, please expand the disclosure to quantify the number of competitors in your industry so that the investor may have an understanding of the market. We note your disclosure on page 21 that in the State of Georgia there are approximately 700 licensed testing centers.

Use of Proceeds, page 7

11. Please quantify the maximum proceeds you could receive if all warrants held by selling shareholders were exercised.

Selling Security Holders, page 8

12. Please revise to describe how each selling security holder obtained their shares. Additionally, ensure that all agreements defining the rights of the security holders between a selling security holder and you are filed as exhibits to the registration statement. See paragraphs (b)(4) and (b)(10) of Item 601 of Regulation S-B.

13. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities. We note your disclosure that Michael Brown has shared voting or dispositive power over securities held by GCA Strategic Investment Fund Limited ("GCA"). Please revise to disclose that Mr. Brown shares the voting power jointly with Lewis Lester, the sole voting member of Global Capital Advisors, LLC. Please refer to Interp. 4S of the Regulation S-K portion of the March 1999 Supplement to the CF Manual of Telephone Interpretations.

14. In your table, please revise to clearly indicate the relationship, if any, the selling security holder has had within the past three years with you or any of your affiliates. Refer to Item 507 of Regulation S-B.

15. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

16. Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

    • how long the selling shareholders have held the securities,
    • the circumstances under which the selling shareholders received the securities,
    • the selling shareholders' relationship to the issuer,
    • the amount of securities involved,
    • whether the sellers are in the business of underwriting securities, and
    • whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

17. Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
    • the seller purchased in the ordinary course of business and
    • at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Directors, Executive Officers, Promoters, and Control Persons, page 11

18. Please revise the table and the disclosure to state that Mr. Parlontieri is your chief executive officer. We also note that on your website you listed Randy M. Dickerson as your executive vice president and chief operations officer. Please revise the table and the disclosure to include Mr. Dickerson or advise us accordingly.

19. Please revise to disclose specific dates of employment whenever possible and to include employers and job titles held so that the investor may gain an understanding of the experience of your executives and officers. Refer to Item 401 of Regulation S-B.

Richard A. Parlontieri
Speedemissions, Inc.
November 9, 2007
Page 5

20. We note your disclosure that certain of your directors have served "on the boards of numerous public and private companies." Where applicable, disclose other directorships held at public companies by your executives and directors.

Compensation Committee, page 12

21. Please disclose in reasonably complete detail the role of Mr. Parlontieri in your compensation processes and his input during the crafting of compensation packages.

Description of Business, page 19

22. Revise to describe the settlement agreement you entered into with 2 of your shareholders.

Management's Discussion and Analysis, page 25

23. We note the disclosure in this section and throughout the prospectus regarding issuance of certain securities in exchange for outstanding promissory notes issued by you. Please clarify in this section whether there are outstanding promissory notes issued by the company. If so, please create a risk factor in the risk factor section to describe the risks associated with such outstanding promissory notes.

24. Revise to update the fourth sentence of the final paragraph on page 25.

Results of Operations, page 26

25. We note that you include a discussion of the results of operations for the year ended December 31, 2006 as compared to the year ended December 31, 2005. Please revise to include a discussion of the results of operations for the 2007 interim period as compared to the 2006 interim period. Your liquidity section should also be revised to include a discussion of liquidity in the interim period. See Item 303(b)(2) of Regulation SB.

Description of Property, page 31

26. We note your disclosure that you lease the land and buildings in connection with your existing emissions testing facilities. However, on page F-10 you state that a loan made in December 2006 was secured by real property owned by the company. Please revise the disclosure or explain the discrepancy.

Market for Common Equity and Related Shareholder Matters, page 32

27. Revise to show share prices without giving effect to the 1-for-10 split.

Executive Compensation, page 34

28. The summary compensation chart lists Mr. Parlontieri's salary for 2006 as
    $188,962 while the disclosure regarding the employment agreement on page 35
    stated that in January 2006 his salary was increased to $190,000. Please revise for
    consistency or advise. Please also provide a narrative description of any material
    factors necessary to an understanding of the officer compensation disclosed in the
    table. See Item 402(c) of Regulation S-B. Currently, there is only narrative
    discussion regarding the employment agreement with Mr. Parlontieri.

29. Your discussion of the employment agreement with your CEO includes various
    items of compensation that do not appear to be included in the summary
    compensation table. The summary compensation table should cover all
    compensation to your named executive, including but not limited to, the
    performance bonus and the automobile and expense allowance. Please refer to
    Item 402(a) of Regulation S-B.

30. We note that the employment agreement with your CEO provides for an annual
    bonus but you have not described the criteria to be applied in determining the
    annual bonus. Revise to discuss how the bonus amount is to be determined.
    Please refer to Item 402(c) of Regulation S-B and revise your disclosure
    accordingly.

Available Information, page 37

31. Please note that the SEC's address is 100 F Street, NW, Washington, DC 20549.

Audited Financial Statements for the Year Ended December 31, 2006

Statements of Operations, page F-3

32. We note your presentation of (gain) loss from disposal of non-strategic assets as a
    component of non-operating income/loss on the face of the statement of
    operations. Please revise to present this (gain)/loss as a component of operating
    income/loss. See paragraph 45 of SFAS No. 144.

33. We note your presentation of warrant settlement expense on the face of the
    statement of operations. Please explain to us, and revise your notes to disclose,
    the nature of this transaction including how you determined or calculated this
    expense.

Statements of Shareholders' Equity (Deficiency), page F-4

34. We note your presentation of deferred compensation as a component of stockholders' equity as of December 31, 2006 and as of June 30, 2007. Please note that in accordance with SFAS No. 123R, any unearned or deferred compensation related to earlier stock compensation awards should be eliminated against the appropriate equity accounts at the time of adoption of SFAS No. 123R. Also, please note that SFAS No. 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. See paragraph 74 of SFAS No. 123R and SAB 107. Please revise your financial statements accordingly.

35. We note that during 2005 and 2006 you recorded compensation due to stock warrants issued. Please tell us, and disclose in the notes to the financial statements, the nature of these transactions and how you calculated or determined the value of the warrants issued.

Notes to the Financial Statements

General

36. We note from your disclosure on page 5 that GCA Strategic Investment Fund Limited and its affiliate own approximately 65% of your outstanding common shares and control approximately 82% of your outstanding voting securities. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Additionally, please revise the notes to disclose the potential ownership by Baron upon conversion of Series B Convertible Preferred Stock. Refer to the requirements of paragraph 2 of SFAS 57.

Note 1. Organization and Summary of Significant Accounting Policies

Impairment of Long Lived Assets
Goodwill, page F-8

37. We note that as of December 31, 2006 you have $7,100,572 of goodwill, of which $5,219,965 is related to the 2005 acquisitions. In light of your continued operating net losses, please tell us why you believe that the goodwill is not impaired as of December 31, 2006. As part of your response, please specifically address the amount of goodwill that was recorded prior to the 2005 acquisitions.

Note 7. Equity Transactions

38. We note from your disclosures in Note 7 that the Company has been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock have been issued to various parties in exchange for payment of notes payable, in exchange for services rendered, and for the acquisition of businesses. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

Preferred Stock

39. We note that on June 30, 2005 you completed a private placement of 2,500,000 shares of Series B Convertible Preferred Stock and 4,390,000 common stock purchase warrants. Please tell us how you analyzed the convertible preferred stock for the existence of a beneficial conversion feature. As part of your response, please tell us the amount of proceeds allocated to the warrants based on relative fair value. See EITF 98-5 and 00-27.

40. We note your disclosure that on August 4, 2005 you entered into an Amendment to the Series B Preferred Stock Purchase Agreement and received an additional $195,000 in cash, which modified the agreement to include, among other things, that "the Investor purchased $6,615,000 of your Preferred B Stock." In light of the fact that the number of shares Preferred B stock presented on your statements of stockholders equity do not appear to increase, please provide us more details as to the nature of this transaction and how you accounted for it in your financial statements.

Common Stock

41. We note from your disclosures that in 2005 you issued a total of 94,682 shares of common stock in exchange for convertible promissory notes. Please tell us the nature of the original conversion terms of each of these convertible promissory notes and tell us whether the shares of stock were exchanged in accordance with the initial conversion terms. If not, please explain why not and tell us how you accounted for these transactions. See APB 26 and FTB 80-1.

Stock Incentive Plans

42. We note your disclosure that as a result of adopting SFAS No. 123R you recorded $222,743. Please revise to disclose the affect of adopting SFAS No. 123R on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and

diluted earnings per share. See paragraph 84 of SFAS No. 123R. Also, we note that in your pro forma disclosure illustrating the effect on net income (loss) and earnings (loss) per share for the year ended December 31, 2005 if you had applied the fair value recognition provisions of SFAS No. 123R during that period, you deduct compensation previously recognized of $69,069. Please explain to us why this amount does not appear to correspond to the compensation due to stock option grants amounts recorded on the statement of stockholders equity and statements of cash flow of ($19,949). Also, please revise your disclosure to clearly present the share-based employee compensation cost, net of related tax effects, that would have been included in net income if the fair-value-based method had been applied to all awards.

43. Please revise your notes to the financial statements to include all disclosures set forth in paragraph A240 of SFAS No. 123R. These disclosures would include:

   - Weighted average grant date fair value of options granted in 2005 and 2006
   - Total fair value of shares vested during 2005 and 2006
   - Aggregate intrinsic value of exercisable options at December 31, 2006
   - As of December 31, 2006, the total compensation cost related to nonvested awards not yet recognized and weighted average period over which it is expected to be recognized.

Warrants

44. We note that you have had several transactions during 2005 and 2006 in which you issued warrants. Please revise to include a table of all warrant activity during the years ended December 31, 2005 and 2006 and which includes the beginning and ending balances of warrants outstanding for each of those periods.

45. We note your disclosure that on February 22, 2005 you issued warrants to acquire up to 25,000 shares of common stock to your CEO as incentive compensation. Please tell us, and disclose in your note, how you accounted for these warrants including the amount of any compensation expense recorded and how you valued the warrants issued. Similarly, please tell us and revise your note to disclose how you valued and accounted for the 200,000 warrants issued on April 17, 2006 for services rendered.

Note 9. Related Party Agreements

Settlement Agreement, page F-20

46. We note your disclosure that in 2005 you converted several GCFG and GCA promissory notes and accrued preferred dividends into shares of Series A Convertible Preferred Stock and warrants. Citing relevant accounting guidance,

please tell us in detail how you accounted for this transaction, including whether you recognized a gain or loss on the exchange and why or why not and how that gain or loss was calculated. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also, please tell us how you analyzed the Series A convertible preferred stock for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and 00-27. Additionally, please tell us how you accounted for the warrants issued to Barron Partners, Global Capital Funding Group, and GCA Fund as part of the settlement agreement, as well how you accounted for the modification to the exercise price of certain existing warrants.

Note 10. Business Acquisition, page F-21

47. We note from your disclosure in Note 10 that of the $2,500,000 purchase price of Just Inc., $200,000 consisted of 142,860 shares of common stock and of these shares 71,430 shares were issued in September 2006 and 71,430 shares will be issued in 2007. Please explain to us why the shares of common stock were not issued at the time of the acquisition of Just, Inc. If there was a contingency agreement, please tell us, and disclose in your notes to the financial statements, the nature and terms of the contingency. Also, please tell us how the shares were valued at the time of the acquisition and explain your basis for the accounting treatment of these shares of common stock.

48. We note that it appears based on your disclosures in Note 10 that the acquisition of Mr. Sticker, Inc. was significant at over the 70% level. In light of this high level of significance, we believe your Form SB-2 should include audited financial statements of Mr. Sticker Inc. for the same number of periods for which you are required to file audited financial statements of the consolidated company. In light of the fact that the acquired operations of Mr. Sticker, Inc. have been included in the audited results of the Company since June 30, 2005, there are three options for you to file financial statements of Mr. Sticker. First, you can file audited financial statements of Mr. Sticker from January 1, 2005 through June 30, 2005. Second, you can file audited financial statements of Mr. Sticker for the year ended December 31, 2004 and unaudited financial statements for the period from January 1, 2005 through June 30, 2005. Thirdly, you can choose to file audited financial statements of the consolidated company (Speedemissions) for the six months ended June 30, 2007. Please choose one of the three options and revise to include the applicable financial statements.

Note 11. Risks and Uncertainties, page F-23
Arrangements with Shareholders

49. We note from your disclosure that if you fail to maintain effectiveness of a resale registration statement for the shares held by Barron without Barron's consent, then you must pay to Barron in the form of shares of Series B Convertible Preferred Stock an amount equal to 24% of the purchase price of $6,615,000. Please tell us how you considered the guidance in paragraph 7 of FSP EITF 00-19-2. Also, please revise your notes to the financial statements to include the disclosures required in paragraph 12 of FSP EITF 00-19-2, as applicable.

50. We note your disclosure that if a shareholder other than GCA Fund acquires greater than 33 1/3% or more of outstanding common stock of the Company without prior approval of GCA Fund, the Company might be required to redeem the Series A Preferred Stock. In light of the fact that it appears the redemption requirements for the Series A Preferred Stock are outside the control of the Company, we believe the Series A Preferred Stock should be presented outside of permanent equity on the face of the balance sheet in accordance with the guidance in EITF Topic D-98. Please revise or alternatively, tell us why you believe permanent equity classification is appropriate.

Interim Financial Statements for the Six Months Ended June 30, 2007

General

51. Please revise the notes to the Company's interim financial statements to give effect to our comments on the Company's audited financial statements, where applicable.

Note 9. Subsequent Events, page F-35

52. We note from your disclosure on page 1 that you currently have 5,162,108 shares of common stock outstanding. In light of your disclosures to your interim financial statements that as of June 30, 2007 you had 3,034,958 shares of common stock outstanding, please revise your subsequent events note to include disclosure of the nature and terms of the transactions which resulted in an increase in common shares outstanding subsequent to June 30, 2007. Also, please revise your discussion in MD&A to disclose the nature of these transactions.

Part II

Recent Sales of Unregistered Securities, page II-1

53. Please revise this section to identify the "certain warrantholders" in each transaction. Refer to Item 701 of Regulation S-B.

54. Please ensure that your disclosure here covers all issuances of securities without registration within the past 3 years. For example, we note that you issued a total of 50,000 shares of common stock in exchange for consulting services in January 2006.

Undertakings, page II-4

55. Please revise to provide the undertakings in Item 512(i) of Regulation S-K.

Other

56. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

57. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Bruce A. Parsons, Esq.
        Burr & Forman, LLP
        Fax: (205) 458-5100